SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month of March, 2012

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900  Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes            No  X

Publicly-Held Company

CNPJ # 60.746.948/0001-12

Notice to the Market

ADRs (American Depositary Receipts) Program on Common Shares
Issued by Banco Bradesco S.A.

Banco Bradesco S.A. ("Bradesco"), in addition to the Notices to the Market disclosed on 3.28.2011 and on 1.17.2012, announces to its shareholders, customers, employees and to the market in general that the process to launch  its ADRs Program backed on common shares is in conclusion phase.

The Program shall be implemented in the U.S. market, from 3.13.2012 on, with the following characteristics:

Sponsor: Banco Bradesco S.A.

Program Level: II

Depositary Institution: The Bank of New York Mellon

Custodian Institution: Banco Bradesco S.A.

Type of shares: Common, book-entry

Ratio of shares and ADRs: 1 common share per 1 ADR

Ticker: BBDO

Investors who wish to be holders of ADRs must contact their brokers.

Bradesco notes that the launch of the program will not represent capital stock increase or issuance of new shares and reaffirms that the program will not change the control structure. The initiative aims to extend the alternatives of access to its common shares, particularly to investors domiciled abroad, fostering the liquidity increase and valuation of shares issued by Bradesco.

Further information and clarification may be obtained through Bradesco´s Market Relations Department, phone (55 11) 2178-6201.

Cidade de Deus, Osasco, SP, March 8th, 2012

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

• Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   March 08, 2012

By:	/s/ Luiz Carlos Angelotti
Name: Luiz Carlos Angelotti Title: Executive Managing Officer and Investor Relations Officer